SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM N-18F-1

                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                    STATE STREET RESEARCH INSTITUTIONAL FUNDS
                    -----------------------------------------
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits withdrawal of this Notification of Election.

                                   SIGNATURES

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts, on the 5th day of March, 1999.

                                                     STATE STREET RESEARCH
                                                       INSTITUTIONAL FUNDS


                                                     By: /s/ Ralph F. Verni
                                                         -----------------------
                                                         Name:  Ralph F. Verni
                                                         Title: President


Attest:

/s/ Amy L. Simmons
------------------------------
Name:  Amy L. Simmons
Title: Assistant Vice President, State Street Research & Management Company